September 25, 2006
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-0510

Re:	Virco Mfg. Corporation.
Registration Statement on Form S-3
Commission File Number 333-135618
Dear Ms. Long:
     Pursuant to Rules 460 and 461 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Securities Act of 1933, as amended, Virco Mfg. Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the Company’s above referenced Registration Statement on Form S-3 (No. 333-135618) (the “Registration Statement”) be accelerated to September 27, 2006 at 4:30 PM (EST), or as soon thereafter as practicable.
     The Company hereby acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company further represents that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
     If you have any questions with respect to this request, please call me, Robert E. Dose at the Company, at (310) 533-0474, or Ari B. Lanin at (310) 552-8581, of Gibson, Dunn & Crutcher LLP.

Sincerely,

VIRCO MFG. CORPORATION

Robert E. Dose
Vice President Finance, Secretary and Treasurer